LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MILÁN
MOSCÚ
PARÍS
PRAGA
ROMA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 - 5º PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO
TELÉFONO: (5255) 5540-9600
TELEFAX: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
CIUDAD DE HO CHI MINH
HONG KONG
JAKARTA
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIYADH

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO


03022274

File Number 82-3142

April 9, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the fourth quarter of 2002, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding opening of two PriceSmart Stores, dated November 19, 2002.
2. Information regarding market conditions, dated November 29, 2002.
3. Information regarding market conditions, dated December 5, 2002.
4. Information regarding market conditions, dated December 18, 2002.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of a press release dated February 27, 2002 regarding the Company's fourth quarter 2002 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Susan Grisso de Ortega

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MILÁN
MOSCÚ
PARÍS
PRAGA
ROMA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 - 5° PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO

TELÉFONO: (5255) 5540-9600
TELEFAX: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
CIUDAD DE HO CHI MINH
HONG KONG
JAKARTA
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIYADH

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO

File Number 82-3142

April 9, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the fourth quarter of 2002, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding opening of two PriceSmart Stores, dated November 19, 2002.
2. Information regarding market conditions, dated November 29, 2002.
3. Information regarding market conditions, dated December 5, 2002.
4. Information regarding market conditions, dated December 18, 2002.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of a press release dated February 27, 2002 regarding the Company's fourth quarter 2002 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Susan Grisso de Ortega

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

(A)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** Quarter: **4** Year: **2002**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,314,304**	**100**	**20,640,135**	**100**
2	**CURRENT ASSETS**	**7,741,420**	**35**	**6,270,285**	**30**
3	CASH AND SHORT-TERM INVESTMENTS	292,157	1	498,581	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	788,988	4	701,261	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,108,479	5	515,978	2
6	INVENTORIES	5,298,722	24	4,350,603	21
7	OTHER CURRENT ASSETS	253,074	1	203,862	1
8	**LONG-TERM**	**156,300**	**1**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	156,300	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**13,897,307**	**62**	**13,818,663**	**67**
13	PROPERTY	12,922,889	58	12,438,097	60
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	6,480,673	29	5,898,451	29
16	ACCUMULATED DEPRECIATION	5,735,260	26	4,885,943	24
17	CONSTRUCTION IN PROGRESS	229,005	1	368,058	2
18	**DEFERRED ASSETS (NET)**	**477,977**	**2**	**477,531**	**2**
19	**OTHER ASSETS**	**41,300**	**0**	**73,656**	**0**
20	**TOTAL LIABILITIES**	**10,341,261**	**100**	**8,561,637**	**100**
21	**CURRENT LIABILITIES**	**8,577,293**	**83**	**6,818,251**	**80**
22	SUPPLIERS	5,356,314	52	5,493,578	64
23	BANK LOANS	2,067,500	20	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	242,855	2	95,010	1
26	OTHER CURRENT LIABILITIES	910,624	9	1,229,663	14
27	**LONG-TERM LIABILITIES**	**606,846**	**6**	**600,996**	**7**
28	BANK LOANS	500,000	5	528,500	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	106,846	1	72,496	1
31	**DEFERRED LOANS**	**1,157,122**	**11**	**1,142,390**	**13**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,973,043**	**100**	**12,078,498**	**100**
34	**MINORITY INTEREST**	**43,635**		**38,412**	
35	**MAJORITY INTEREST**	**11,929,408**	**100**	**12,040,086**	**100**
36	**CONTRIBUTED CAPITAL**	**8,376,411**	**70**	**8,374,390**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,651	1	104,692	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,098,326	18	2,098,311	17
39	PREMIUM ON SALES OF SHARES	6,173,434	52	6,171,387	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,552,997**	**30**	**3,665,696**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,967,473	100	11,302,986	94
43	REPURCHASE FUND OF SHARES	1,504,014	13	1,502,672	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(10,263,801)	(86)	(9,802,348)	(81)
45	NET INCOME FOR THE YEAR	345,311	3	662,386	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**292,157**	**100**	**498,581**	**100**
46	CASH	289,808	99	389,321	78
47	SHORT-TERM INVESTMENTS	2,349	1	109,260	22
18	**DEFERRED ASSETS (NET)**	**477,977**	**100**	**477,531**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	78,761	16	57,848	12
49	GOODWILL	399,216	84	419,683	88
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**8,577,293**	**100**	**6,818,251**	**100**
52	FOREING CURRENCY LIABILITIES	495,728	6	333,387	5
53	MEXICAN PESOS LIABILITIES	8,081,565	94	6,484,864	95
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**910,624**	**100**	**1,229,663**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	910,624	100	1,229,663	100
27	**LONG-TERM LIABILITIES**	**606,846**	**100**	**600,996**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	606,846	100	600,996	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**106,846**	**100**	**72,496**	**100**
63	OTHER LOANS WITH COST	10,452	10	25,060	35
64	OTHER LOANS WITHOUT COST	96,394	90	47,436	65
31	**DEFERRED LOANS**	**1,157,122**	**100**	**1,142,390**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,157,122	100	1,142,390	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(10,263,801)**	**100**	**(9,802,348)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(220,381)	(2)	(220,381)	(2)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(10,043,420)	(98)	(9,581,967)	(98)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(835,873)	(547,966)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	556	512
75	EMPLOYERS (*)	12,610	12,146
76	WORKERS (*)	21,182	23,301
77	CIRCULATION SHARES (*)	977,447,505	977,832,348
78	REPURCHASED SHARES (*)	8,641,967	8,056,767

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**30,876,960**	**100**	**31,360,432**	**100**
2	COST OF SALES	24,558,770	80	24,906,228	79
3	**GROSS INCOME**	**6,318,190**	**20**	**6,454,204**	**21**
4	OPERATING	5,641,297	18	5,325,090	17
5	**OPERATING INCOME**	**676,893**	**2**	**1,129,114**	**4**
6	TOTAL FINANCING COST	4,528	0	26,521	0
7	**INCOME AFTER FINANCING COST**	**672,365**	**2**	**1,102,593**	**4**
8	OTHER FINANCIAL OPERATIONS	78,056	0	33,001	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**594,309**	**2**	**1,069,592**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	210,921	1	346,697	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**383,388**	**1**	**722,895**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	4,416	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**383,388**	**1**	**727,311**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**383,388**	**1**	**727,311**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	32,854	0	42,599	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**350,534**	**1**	**684,712**	**2**
19	NET INCOME OF MINORITY INTEREST	5,223		22,326	0
20	**NET INCOME OF MAJORITY INTEREST**	**345,311**	**1**	**662,386**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**30,876,960**	**100**	**31,360,432**	**100**
21	DOMESTIC	30,348,539	98	30,857,140	98
22	FOREIGN	528,421	2	503,292	2
23	TRANSLATED INTO DOLLARS (***)	50,907	0	47,364	0
6	**TOTAL FINANCING COST**	**4,528**	**100**	**26,521**	**100**
24	INTEREST PAID	329,843	7,285	291,017	1,097
25	EXCHANGE LOSSES	108,333	2,393	23,406	88
26	INTEREST EARNED	6,214	137	19,385	73
27	EXCHANGE PROFITS	92,255	2,037	33,653	127
28	GAIN DUE TO MONETARY POSITION	(335,179)	(7,402)	(234,864)	(886)
8	**OTHER FINANCIAL OPERATIONS**	**78,056**	**100**	**33,001**	**100**
29	OTHER NET EXPENSES (INCOME) NET	78,056	100	33,001	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**210,921**	**100**	**346,697**	**100**
32	INCOME TAX	55,291	26	114,757	33
33	DEFERED INCOME TAX	151,689	72	222,486	64
34	WORKERS' PROFIT SHARING	3,941	2	9,454	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	30,789,925	31,124,623
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,876,960	31,360,432
39	OPERATION INCOME (**)	676,893	1,129,114
40	NET INCOME OF MAYORITY INTEREST(**)	345,311	662,386
41	NET CONSOLIDATED INCOME (**)	350,534	684,712

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**350,534**	**684,712**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	592,447	729,911
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**942,981**	**1,414,623**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,390,924)	(230,585)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,447,943)**	**1,184,038**
6	CASH FLOW FROM EXTERNAL FINANCING	2,073,350	(110,900)
7	CASH FLOW FROM INTERNAL FINANCING	5,464	750
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**2,078,814**	**(110,150)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(837,295)**	**(912,613)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(206,424)	161,275
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	498,581	337,306
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	292,157	498,581

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**592,447**	**729,911**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	634,262	598,930
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(41,815)	130,981
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,390,924)**	**(230,585)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(680,227)	(174,429)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,353,026)	(1,041,033)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(49,212)	(35,673)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(137,264)	857,940
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(171,195)	162,610
6	**CASH FLOW FROM EXTERNAL FINANCING**	**2,073,350**	**(110,900)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,067,500	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	5,850	(110,900)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**5,464**	**750**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	(27)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	5,464	777
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(837,295)**	**(912,613)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(156,300)	(3,251)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(686,757)	(964,064)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	5,762	54,702

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.14	%	2.18	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	2.89	%	5.50	%
3	NET INCOME TO TOTAL ASSETS (**)	1.57	%	3.32	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	95.62	%	34.30	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.38	times	1.52	times
7	NET SALES TO FIXED ASSETS (**)	2.22	times	2.27	times
8	INVENTORIES ROTATION (**)	4.63	times	5.72	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	8	days	7	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.79	%	52.57	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	46.34	%	41.48	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.86	times	0.71	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.79	%	3.89	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	4.37	%	4.35	%
15	OPERATING INCOME TO INTEREST PAID	2.05	times	3.88	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.99	times	3.66	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.90	times	0.92	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.28	times	0.28	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.75	times	0.73	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.41	%	7.31	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.05	%	4.51	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.74)	%	(0.74)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(4.39)	times	4.07	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.74	%	100.68	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.26	%	(0.68)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	82.02	%	105.64	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.35		$ 0.68	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.35		$ 0.68	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.35		$ 0.68	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 12.20		$ 12.31	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.50	times	0.89	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	17.27	times	16.19	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE**GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

CORRESPONDEN A 48,258 MILES DE DOLARES A $10.3800 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES CAL.

It is equivalent to 48,258 US Dollars, at an exchange rate of $10.38 pesos per dollar, corresponding to stores located in L.A., CA.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 4 Year: 2002**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

February 27, 2003

Mexico City, February 27, 2003. – Grupo Gigante, S.A. de C.V. (BMV: GIGANTE*), one of Mexico's largest retail store networks, announced today that total 2002 accumulated sales rose to 30,877 million pesos, 1.5% lower in real terms than sales in the previous year. Accumulated same store sales fell 7.6% in real terms. This unfavorable result is due principally to contraction in customer consumption, reflected in a decrease in average purchases. In the fourth quarter of 2002, total sales were 8,531 million pesos, 9.3% lower than in the same period of 2001, while sales at stores that have been open for more than one year diminished 12.5%.

Gross margin was 20.5% during the year and 20.0% in the fourth quarter, both figures unchanged from the percentages posted for full-year and fourth quarter 2001.

The year's operating expenses, including depreciation, rose 5.9% with respect to the 5,325 million pesos reported in 2001. In the fourth quarter of 2002, operating expenses grew just 2.8% reflecting the benefits of the savings and resource optimization programs implemented during the period.

The 2002 operating margin fell 1.4% from 3.6% in 2001, to 2.2% in 2002, due principally to a contraction in sales. The fourth-quarter operating margin fell in a similar manner, dropping from 3.7% to 1.5%.

EBITDA in the year rose to 1,311 million pesos, representing a 24.2% reduction in real terms from the previous year. In the quarter, EBITDA decreased from 491 to 291 million pesos.

Financial expenses increased to 324 million pesos in 2002, which amount was 19.1% higher than in 2001. This result was due principally to increased debt, as it was necessary to finance the decrease in our free cash flow, accounts payable against inventories, and to absorb the impact of the modified payment of the Value Added Tax.

As a result of the foregoing, net income, which rose to 345 million pesos in 2002, was 47.9% lower than in 2001.

In the period from October through December, 20 stores and one restaurant were added to the group's operations, for a total of 474 units and 1,144,890 m^2 in sales space. The new openings included two SuperPrecio stores, one Bodega Gigante, nine Radio Shack stores, six Office Depots (two of which are in Costa Rica), and one Toks Cafeteria. Also inaugurated in the quarter were the first two PriceSmart stores, in the cities of Irapuato and Celaya, in the Club de Membresía format.

The total number of stores by type and sales area at the close of 2002 was as follows: 102 Gigante stores (611,659 m^2 sales area), 56 Bodegas Gigante (212,981 m^2 sales area), 64 Super G units (135,636 m^2 sales area), four Gigante USA facilities (12,179 m^2 sales area), 42 SuperPrecio stores (14,897 m^2 sales area), 83 Radio Shack stores (9,979 m^2 sales area), 78 Office Depot (137,121 m^2 sales area), two PriceSmart stores (10,438 m^2 sales area), and 43 Toks Cafeterías (9,480 seats).

Sincerely

Roberto Salvo Horvilleur
Chief Executive Officer

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Notes to the Consolidated Financial Statements (amounts in thousand pesos)

Basis for presenting information- Consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany balances and operations have not been considered for purposes of preparing the consolidated financial statements. The financial statements of Office Depot de México, S.A. de C.V. and PSMT de México, S.A. de C.V. are included under the proportional consolidation method, that is 50%, due to the joint control over this subsidiary.

Summary of Significant Accounting Policies

The Company's accounting policies are in accordance with generally accepted accounting principles in Mexico and are summarized as follows:

Comparison – The relevant aspects affecting comparison of financial statements are as follows:

1. Acquisition of subsidiary.-On October 1, 2001, the Company acquired 2% of the shares of Radio Shack de México, S.A. de C.V., increasing its equity to 51% and thus acquiring control. Accordingly, as of that date the information of this entity is consolidated in the Company's financial statements.

2. Conversion of subsidiary financial statements – In order to consolidate the foreign subsidiaries' financial statements, with independent operations from the Company, the same accounting policies are used, therefore, they are expressed according to the inflation of the country in which they operate and are expressed in purchasing pesos as of the closing of the financial year and, consequently all assets and liabilities are converted at the exchange rate in effect at the financial year closing. The net worth is converted at the exchange rate in effect at the time contributions are made, debit is converted at the exchange rate in effect at the closing of the financial year in which it is generated and income, costs and expenses are translated at the exchange rate in effect at the closing of the financial

year in which they are reported. Effects of such translation or conversion are reported in the net worth.

The financial statements of foreign subsidiaries included in the Company's 2001 financial statements are restated to constant currency of the country in which the subsidiary operates and translated into Mexican pesos at the exchange rate as of the closing of the last financial year.

3. Temporary investments – Temporary investments are valued at the lower of their acquisition cost plus interest accrued or at their estimated market net value.

4. Inventories and cost of sales – Inventories are valued at their replacement cost and shall not exceed their selling value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

5. Property and equipment – Property and equipment are initially registered at their acquisition cost and are restated by the method of adjustments due to changes in general price levels, using the National Consumer Price Index ("NCPI"). Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years
Buildings	50
Changes to property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

6. Investment in shares. Are valued at their acquisition cost and are restated using the NCPI.

7. Net deferred assets. Net deferred assets include the excess of cost of the subsidiaries' accounting value at the time of their acquisition, as well as other expenses. They are restated using the NCPI and amortized over 20 years.

8. Retirement labor obligations – Seniority premiums liabilities are recognized when accrued, and calculated by independent actuaries using the projected unit credit method at real interest. Therefore, the estimated cost to cover this benefit at the retirement date of all of the Company's employees. is recognized as a liabilty at present. Severance payments are charged to results when the liability is determined to be payable.

9. Income tax, tax on assets and employee statutory profit sharing - The provisions for income tax and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred and deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the

book and tax values of assets and liabilities plus any future benefits from tax loss carry forwards, if any. Deferred income tax assets is recorded only when its recovery is feasible. Deferred PTU derived from temporary differences between the accounting result and gross income is recognized only when it can be reasonably assumed that they will result in liabilities or benefits, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not take place. Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes thus reducing the liabilities.

10. Foreign currency operations. The operations in foreign currency are recorded at the exchange rate in effect at the time of its execution. Monetary assets and liabilities in foreign currency are valued at the national currency at the exchange rate in effect at the date of the financial statements. Exchange rate changes are reflected in the results.

11. Insufficiency in the updating of the accounting capital. It includes the loss of accumulated monetary position until the first update and the loss due to the ownership of non-monetary assets, that represent the fact that specific costs have increased in a lower level than inflation.

12. Monetary position result. Monetary position results represent the decrease of purchasing power of monetary assets due to inflation, is calculated by applying NCPI factors to the monthly net monetary position. Gains result from maintaining a net monetary liability position.

13. Earnings per share – Earnings per share results from dividing the net majority income by the weighted average number of common shares outstanding during the financial year.

14. Investment in shares. As of December 31, 2002, the Company has 15,000 preferred Series "A" shares in PriceSmart Inc., which can be converted in common shares at the shareholder's request.

15. Income tax, tax on assets, employee profit-sharing. The Company is subject to income tax and tax on assets on a consolidated basis. The income tax is calculated considering taxable and deductible effects of inflation, such as depreciation calculated over constant price values and the effect of inflation over certain monetary assets and liabilities is accumulated or deducted through this inflation factor, which is similar to the monetary position result. The income tax rate for 2001 was 35%, and 30% was obligatory and the remaining 5% was due when profits are distributed. This 5% is recorded as a liability.

    On January 1st, 2002, a tax law reform was issued, and with regard to the income tax law, the deferral for the portion payable at profit distribution was eliminated. The income tax rate during 2002 is 35%, it will be 34% during 2003, 33% during 2004 and as of 2005, it will be 32%. The deduction of PTU and the witholding

obligation for income tax over profit distributions to individuals or residents abroad are also eliminated.

Tax on assets is applicable at a 1.8% rate over net average of the majority of assets (at restated value) and of certain liabilities, and is payable only in excess of the annual income tax. Whenever during a certain fiscal year the tax on assets exceeds the income tax the amount of income tax exceeding tax on assets during any of the three preceding fiscal years may be credited to that fist amount and any payment made can be recovered against the excess of income tax over tax on assets during the ten subsequent fiscal years.

The Company calculates income tax and tax on assets on consolidated basis with its subsidiaries, in a proportion that is calculated according to the holding of shares of the subsidiaries by the holding company as of the close of the fiscal year. As of January 1, 2002. As of January 1st, 2002, that proportion is calculated according to the average daily holding of shares of the subsidiaries by the holding company during the subsidiaries fiscal year. Tax results of the subsidiaries are consolidated based on 60% of the above-mentioned proportion. Provisional payments of income tax and tax on assets of the Company and its subsidiaries are made as if there was no tax consolidation.

At the closing of fourth quarter 2002 the actual rate was 37%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES *	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,700,264
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	2,004,999	99.98	20,050	(31,953)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,809,854
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	59,922,983	99.99	60,704	369,615
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,085	546,047
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	181,326
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50.00	277,516	693,386
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	742
9 GIGANTE HOLDING INTERNATIONAL	AUTOSERVICIO	33,156,000	99.99	318,153	175,070
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	444,258
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	10,744,999	99.98	107,449	79,574
12 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	(1,148)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	23
14 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,336,252	51.00	66,597	45,084
15 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	8,440
16 PSMT MEXICO, S.A. DE C.V.	AUTOSERVICIO	313,312	50.00	156,656	159,604
17 PROCESADORA GIGANTE, S.A DE C.V.	EMPACADORA	95,000	99.98	950	953
TOTAL INVESTMENT IN SUBSIDIARIES				**4,197,579**	**10,181,139**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**156,300**
TOTAL					**10,337,439**

*

1. Self-service store
2. Rendering of administration services
3. Real estate
4. Restaurants
5. Real estate
6. Real estate
7. Office suppliers
8. Rendering of administration services
9. Self-service store
10. Real estate
11. Self service store
12. Rendering of administration services
13. Purchase and sale, import and export
14. Electronic appliances
15. Use of trademarks
16. Self-service stores
17. Packing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
NOTES					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	3,291,862	436,204	2,855,658	5,065,485	1,612,772	6,308,371
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	86,909	44,337	42,572	106,632	86,791	62,413
OFFICE EQUIPMENT	266,143	133,323	132,820	252,554	192,316	193,058
COMPUTER EQUIPMENT	679,965	352,413	327,552	417,223	212,021	532,754
OTHER	2,160,345	1,356,973	803,372	2,510,902	1,308,110	2,006,164
DEPRECIABLES TOTAL	**6,485,224**	**2,323,250**	**4,161,974**	**8,352,796**	**3,412,010**	**9,102,760**
NOT DEPRECIATION ASSETS						
GROUNDS	862,892	0	862,892	3,702,650	0	4,565,542
CONSTRUCTIONS IN PROCESS	179,888	0	179,888	49,117	0	229,005
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,042,780**	**0**	**1,042,780**	**3,751,767**	**0**	**4,794,547**
TOTAL	**7,528,004**	**2,323,250**	**5,204,754**	**12,104,563**	**3,412,010**	**13,897,307**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	8.72	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	06/01/2003	8.70	48,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	06/01/2003	9.20	475,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	06/01/2003	8.70	140,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	13/01/2003	8.75	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	13/01/2003	8.75	280,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	13/01/2003	8.95	416,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	27/01/2003	9.00	250,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE	27/01/2003	10.05	200,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	27/01/2003	8.95	170,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK INVERLAT	28/10/2002	9.80	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	06/01/2003	9.00	18,500	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**2,067,500**	**500,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES *																
AUTOSERVICIO			4,455,061	0	0	0	0	0	0	0	316,922	0	0	0	0	0
PAPELERIA			303,748	0	0	0	0	0	0	0	67,062	0	0	0	0	0
RESTAURANTE			22,415	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRONICOS			79,362	0	0	0	0	0	0	0	111,744	0	0	0	0	0
TOTAL SUPPLIERS			**4,860,586**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**495,728**	**0**	**0**	**0**	**0**	**0**
VARIOS			910,624	106,846	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**910,624**	**106,846**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

* Suppliers
Self Service
Desk office suppliers.
Restaurant
Appliances
Electronic

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			7,838,710	606,846	0	0	0	0	0	0	495,728	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	259	2,350	0	0	2,350
TOTAL	**259**	**2,350**			**2,350**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	238,659	2,327,271	0	0	2,327,271
INVESTMENTS	15,000	136,950	0	0	136,950
OTHER	19,847	193,005	0	0	193,005
TOTAL	**273,506**	**2,657,226**			**2,657,226**
NET BALANCE	**(273,247)**	**(2,654,876)**			**(2,654,876)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**11,862**	**123,126**	0	0	**123,126**
LIABILITIES POSITION	**47,689**	**495,728**			**495,728**
SHORT TERM LIABILITIES POSITION	47,689	495,728	0	0	495,728
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(35,827)**	**(372,602)**			**(372,602)**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 31 DE DICIEMBRE DE 2002 ES DE $10.3800 PARA ACTIVOS Y $10.3950 PARA PASIVOS.

Exchange rate as of December 31, 2002 was $10.38 pesos per US Dollar for assets and $10.39 pesos per US Dollar for liabilities.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,524,876	(9,602,883)	(6,078,006)	0.01	55,918
FEBRUARY	3,056,564	(8,617,512)	(5,560,948)	0.00	(3,575)
MARCH	3,301,085	(8,939,667)	(5,638,582)	0.01	28,757
APRIL	3,090,962	(8,940,593)	(5,849,631)	0.01	31,588
MAY	3,353,663	(9,452,056)	(6,098,393)	0.00	12,197
JUNE	3,124,718	(9,280,949)	(6,156,232)	0.00	29,550
JULY	3,937,536	(9,226,958)	(6,289,422)	0.00	17,610
AUGUST	3,245,712	(9,630,349)	(6,384,637)	0.00	24,262
SEPTEMBER	3,156,825	(9,531,959)	(6,375,134)	0.01	38,251
OCTOBER	5,859,194	(10,195,991)	(4,336,797)	0.00	19,082
NOVEMBER	5,543,196	(11,140,236)	(5,597,041)	0.01	44,776
DECEMBER	6,020,296	(12,644,284)	(6,623,988)	0.00	28,483
ACTUALIZATION:	0	0	0	0.00	8,280
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**335,179**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO *	611,659	100
BODEGA GIGANTE	AUTOSERVICIO	212,981	100
SUPER G	AUTOSERVICIO	135,636	100
RADIO SHACK	ELECTRONICOS	9,979	100
OFFICE DEPOT	ARTICULOS DE OFICINA	137,121	100
CAFETERIAS TOKS	RESTAURANTES	9,480	100
GIGANTE HOLDING	AUTOSERVICIO	12,179	100
TIENDAS SUPER PRECIO	AUTOSERVICIO	14,897	100

NOTES

* Self-service store
Self-service store
Self-service store
Electronic appliances
Office supplies
Restaurants
Self-service store
Self-service store

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO *					

NOTES

* NON APPLICABLE TO THE GROUP.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO /SELF-SERVICE				30,348,539			
TOTAL				30,348,539			

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO (1)/ SELF-SERVICE				500,921			
EQUIPO OFNA (2) /OFFICE SUPPLIES				27,500			
TOTAL				528,421			

NOTES

(1) CORRESPONDEN A 48,258 MILES DE DOLARES A $10.3800 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES CAL.

(2) CORRESPONDEN A 2,649 MILES DE DOLARES A $10.3800 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN CENTRO AMERICA

(1) Equivalent to 48,258 US Dollars, at an exchange rate of $10.38 pesos per Dollar corresponding to stores located en L.A., Ca.

(2) Equivalent to 2,649 US Dollars at an exchange rate of $10.38 pesos per Dollar corresponding to stores located in Central America.

STOCK EXCHANGE CO GIGANTE

GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 2,141,410

Number of shares Outstanding at the Date of the NFEA: 977,832,348

(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 2,263,471

Number of shares Outstanding at the Date of the NFEA: 977,447,505

(Units)

STOCK EXCHANGE CO **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO GIGANTE QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **GRUPO GIGANTE, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 227,775

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 977,832,348

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002 — 240,758

Number of shares Outstanding at the Date of the NFEAR (Units) — 977,447,505

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	176,734,102	800,713,403		977,447,505	18,922	85,729
TOTAL			**176,734,102**	**800,713,403**	**0**	**977,447,505**	**18,922**	**85,729**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
977,447,505
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,641,967	10.89000	6.10000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ROBERTO SALVO HORVILLEUR
DIRECTOR GENERAL

C.P. FEDERICO CORONADO BROSIG
DIRECTOR DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., AT FEBRUARY 27 OF 2003

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 02/27/2003 17:39

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	DON ANGEL LOSADA GOMEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 02/27/2003 17:39

TITLE MSE: CHIEF FINANCIAL OFFICER
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: FEDERICO CORONADO BROSIG
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8187
FAX: 5269-8308
E-MAIL: fcoronad@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: fsalmero@gigante.com.mx

TITLE MSE: SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME: IRMA ORNELAS VALLE
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO, FEDERAL DISTRICT
TELEPHONE: 5269-8490
FAX: 5269-8168
E-MAIL: iornelas@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE: LEGAL DIRECTOR
NAME: FRANCISCO PEREZ LOBATO
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8395
FAX: 5269-8308
E-MAIL: fperez@gigante.com.mx

TITLE MSE: SECRETARY OF THE BOARD OF DIRECTORS
TITLE: SECRETARY OF THE BOARD OF DIRECTORS
NAME: JAVIER MARTINEZ DEL CAMPO
ADDRESS: BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY: BOSQUES DE LAS LOMAS
ZIP CODE: 55120
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5259-5353
FAX: 5259-5259
E-MAIL: jmdc@domc.com.mx

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 02/27/2003 17:39

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
EMAIL:	fsalmero@gigante.com.mx

---

*Electronic Communication System Established by the Mexican Stock Exchange

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 19, 2002, 8:25AM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 18/11/2002

Place: Mexico, D.F.

Matter: Grupo Gigante opens the first two PriceSmart stores in Mexico.

Relevant Event: Grupo Gigante, S.A. de C.V. and PriceSmart Inc., inform the opening of the first fist two PriceSmart stores in Mexico under the Club Membresía format. The first store located in Irapuato, Guanajuato opened on November 14, and two days later, on November 16, the second store located in Celaya, Guanajuato was opened. In order to continue with the store-opening program set forth at the beginning of the year, Grupo Gigante will open the third PriceSmart store during the first quarter of 2003 in Querétaro, Querétaro.

(B) (1)

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 19, 2002, 8:25AM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 18/11/2002

Place: Mexico, D.F.

Matter: Grupo Gigante opens the first two PriceSmart stores in Mexico.

Relevant Event: Grupo Gigante, S.A. de C.V. and PriceSmart Inc., inform the opening of the first fist two PriceSmart stores in Mexico under the Club Membresía format. The first store located in Irapuato, Guanajuato opened on November 14, and two days later, on November 16, the second store located in Celaya, Guanajuato was opened. In order to continue with the store-opening program set forth at the beginning of the year, Grupo Gigante will open the third PriceSmart store during the first quarter of 2003 in Querétaro, Querétaro.

(2)

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 29, 2002, 11:36AM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 29/11/2002

Place: Mexico, D.F.

Matter: Market Information

Relevant Event: Grupo Gigante informs that to the best of its knowledge, there are no relevant events to support the high volume traded yesterday, November 28, and that it has not participated in such operations.

3

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: December 5, 2002, 1:09PM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 05/12/2002

Place: Mexico, D.F.

Matter: Market Information

Relevant Event: Grupo Gigante informs that to the best of its knowledge, there are no relevant events to explain the change in the price of its shares, therefore, such variation can only be explained by market conditions.

(4)

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: December 18, 2002, 11:39AM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 18/12/2002

Place: Mexico, D.F.

Matter: Market Information

Relevant Event: Grupo Gigante informs that to the best of its knowledge, there are no relevant events to explain the change in the price of its shares, therefore, such variation can only be explained by market conditions.


GRUPO
GIGANTE


COTIZA EN
BOLSA MEXICANA DE VALORES
GIGANTE

IMMEDIATE RELEASE

FOURTH QUARTER 2002 EARNINGS RESULTS

Mexico City, February 27, 2003. – Grupo Gigante, S.A. de C.V. (BMV: GIGANTE*), one of Mexico's largest retail store networks, announced today that total 2002 accumulated sales rose to 30,877 million pesos, 1.5% lower in real terms than sales in the previous year. Accumulated same store sales fell 7.6% in real terms. This unfavorable result is due principally to contraction in customer consumption, reflected in a decrease in average purchases. In the fourth quarter of 2002, total sales were 8,531 million pesos, 9.3% lower than in the same period of 2001, while sales at stores that have been open for more than one year diminished 12.5%.

Gross margin was 20.5% during the year and 20.0% in the fourth quarter, both figures unchanged from the percentages posted for full-year and fourth-quarter 2001.

The year's operating expenses, including depreciation, rose 5.9% with respect to the 5,325 million pesos reported in 2001. In the fourth quarter of 2002, operating expenses grew just 2.8%, reflecting the benefits of the savings and resource optimization programs implemented during the period.

The 2002 operating margin fell 1.4% from 3.6% in 2001, to 2.2% in 2002, due principally to a contraction in sales. The fourth-quarter operating margin fell in a similar manner, dropping from 3.7% to 1.5%.

EBITDA in the year rose to 1,311 million pesos, representing a 24.2% reduction in real terms from the previous year. In the quarter, EBITDA decreased from 491 to 291 million pesos.

Financial expenses increased to 324 million pesos in 2002, which amount was 19.1% higher than in 2001. This result was due principally to increased debt, as it was necessary to finance the decrease in our free cash flow, accounts payable against inventories, and to absorb the impact of the modified payment of the Value Added Tax.

As a result of the foregoing, net income, which rose to 345 million pesos in 2002, was 47.9% lower than in 2001.


GRUPO
GIGANTE


COTIZA EN
BOLSA MEXICANA DE VALORES
GIGANTE

In the period from October through December, 20 stores and one restaurant were added to the group's operations, for a total of 474 units and 1,144,890 m^2 in sales space. The new openings included two SuperPrecio stores, one Bodega Gigante, nine Radio Shack stores, six Office Depots (two of which are in Costa Rica), and one Toks Cafeteria. Also inaugurated in the quarter were the first two PriceSmart stores, in the cities of Irapuato and Celaya, in the Club de Membresía format.

The total number of stores by type and sales area at the close of 2002 was as follows: 102 Gigante stores, (611,659 m^2 sales area), 56 Bodegas Gigante (212,981 m^2 sales area), 64 Super G units (135,636 m2 sales area), four Gigante USA facilities (12,179 m^2 sales area), 42 SuperPrecio stores (14,897 m^2 sales area), 83 Radio Shack stores (9,979 m^2 sales area), 78 Office Depot (137,121 m^2 sales area), two PriceSmart stores (10,438 m^2 sales area), and 43 Toks Cafeterias (9,480 seats).

Contacts:

Gigante **Manuel Cullen**
Investor Relations
Tel. +52 (55) 5269-8075
macullen@gigante.com.mx

McBride **Mexico: Ernestina Nevárez S.**
Tel: +52 (55) 5644-1247
enevarez@mcbridecorp.com

New York: Vicky Osorio
Tel: +1 (212) 983-1702
vicky@annemcbride.com

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousand of Mexican pesos of purchasing power of Decembre, 2002

QUARTERLY RESULTS	Oct-Dic 02	Oct-Dic 01	CHANGE %
NET SALES	8,531,318	9,410,424	-9.3%
GROSS PROFIT	1,710,224	1,884,928	-9.3%
OPERATING INCOME	130,456	348,438	-62.6%
EBITDA	291,380	489,634	-40.5%
COMPREHENSIVE COST OF FINANCING	20,785	46,770	-55.6%
INCOME TAX PROVISION	31,287	139,633	-77.6%
NET INCOME	16,989	108,612	-84.4%

FINANCIAL POSITION	2002	2001	CHANGE %
TOTAL ASSETS	22,314,304	20,640,135	8.1%
CURRENT ASSETS	7,741,420	6,270,285	23.5%
CASH & CASH EQUIVALENTS	292,157	498,581	-41.4%
INVENTORIES	5,298,722	4,350,603	21.8%
OTHERS	2,150,541	1,421,101	51.3%
NON CURRENT ASSETS	14,572,884	14,369,850	1.4%
TOTAL LIABILITIES	10,341,261	8,561,637	20.8%
CURRENT LIABILITIES	8,577,293	6,602,238	29.9%
TRADE ACCOUNTS PAYABLE	5,356,314	5,493,578	-2.5%
BANK LOANS	2,067,500	0	N/R
OTHER LIABILITIES	1,153,479	1,108,660	4.0%
LONG TERM LIABILITES	606,846	600,996	1.0%
BANK LOANS	500,000	528,500	-5.4%
OTHER LIABILITIES	106,846	72,496	
DEFERRED LIABILITIES	1,157,122	1,358,403	-14.8%
SHAREHOLDERS' EQUITY	11,973,043	12,078,498	-0.9%

FINANCIAL RATIOS		
INVENTORY DAYS	78.8	63.8
ACCOUNTS PAYABLE DAYS	79.6	80.5
NET INCOME PER SHARE * (PESOS)	0.02	0.11
EBITDA PER SHARE * (PESOS)	0.30	0.50
GROSS MARGIN	20.0%	20.0%
OPERATING MARGIN	1.5%	3.7%
NET MARGIN	0.2%	1.2%
INTEREST BEARING LIABILITIES TO STOCKHOLDERS	22.3%	5.0%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	86.4%	70.9%
*SHARES OUTSTANDING	977,447,505	977,832,348